February 29, 2008

PHILIPS ANNOUNCES IT WILL CHANGE THE ACCOUNTING TREATMENT OF REMAINING STAKE IN LG DISPLAY

Amsterdam, The Netherlands – Royal Philips Electronics (NYSE:PHG, AEX:PHI) today announced that effective March 1, 2008, it will abandon equity accounting for its current shareholding in LG Display Co., Ltd. (NYSE: LPL, KRX: 034220), formerly known as LG.Philips LCD Co., Ltd. Instead, Philips will apply fair-value accounting for this participation effective as of the same date. This change follows the reduction of Philips’ stake in LG Display to 19.9% in October 2007, and the stepping down of Mr. Rudy Provoost, Executive Vice President and member of the Philips Board of Management, as Chairman of the Board of Directors of LG Display, effective today.

As per March 1, 2008, the difference between the book value of Philips’ interest in LG Display (approximately EUR 1,635 million) and the then-current fair value of this stake (which stands at EUR 2,300 million as of today) will be added to accumulated other comprehensive income as part of Philips’ group equity.

LG Display shareholders today approved the appointment of Mr. Paul Verhagen, Executive Vice President and Chief Financial Officer of Philips Consumer Lifestyle, as a member of the LG Display Board of Directors.

For more information, please contact:
Arent Jan Hesselink
Philips Corporate Communications
Tel: +31 20 59 77415
Email: arentjan.hesselink@philips.com

About Royal Philips Electronics
Royal Philips Electronics of the Netherlands (NYSE: PHG, AEX: PHI) is a global leader in healthcare, lighting and consumer lifestyle, delivering people-centric, innovative products, services and solutions through the brand promise of “sense and simplicity”. Headquartered in the Netherlands, Philips employs approximately 123,800 employees in more than 60 countries worldwide. With sales of EUR 27 billion in 2007, the company is a market leader in medical diagnostic imaging and patient monitoring systems, energy efficient lighting solutions, as well as lifestyle solutions for personal wellbeing. News from Philips is located at www.philips.com/newscenter.